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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A
                                (AMENDMENT NO. 4)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              ALLTRISTA CORPORATION
             (Exact name of registrant as specified in its charter)


               DELAWARE                                   35-1828377
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State of incorporation or organization          IRS Employer Identification No.



555 THEODORE FREMD AVENUE, RYE, NEW YORK                                10580
(Address of principal executive offices)                              (Zip Code)
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       Registrant's telephone number, including area code: (914) 967-9400
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If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. : [x]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), check the following box.    [ ]

Securities Act registration statement file number to which this Form relates:
Not applicable

Securities registered pursuant to Section 12(b) of the Act:

     Title of each class                         Name of each exchange on which
     to be so registered                         each class is to be registered
     -------------------                         ------------------------------
PREFERRED STOCK PURCHASE RIGHTS                      NEW YORK STOCK EXCHANGE

Securities to be registered pursuant to Section 12(g) of the Act: Not applicable



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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The response to Item 1 is hereby amended to read in its entirety as follows:

     Alltrista Corporation, a Delaware corporation and successor to an Indiana corporation of the same name (the "Registrant"), entered into a Rights Agreement, dated as of March 22, 1993, as amended and restated as of May 7, 1999, as further amended on July 19, 2001, as further amended on December 14, 2001, and as further amended on March 4, 2002, between the Registrant and National City Bank, as successor in interest to EquiServe Trust Company, N.A. and the First Chicago Trust Company of New York as Rights Agent (the "Rights Agreement"), with respect to the declaration of one right (a "Right") in respect of each share of common stock (the "Common Stock") held of record as of the close of business on March 22, 1993. The Board of Directors of the Registrant also authorized the issuance of one Right for each share of Common Stock issued after March 22, 1993 and prior to the earliest of the Distribution Date, the redemption of the Rights and the expiration of the Rights. Except as set forth below and subject to adjustment as provided in the Rights Agreement, each Right entitles the registered holder thereof to purchase from the Registrant a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock (the "Preferred Stock") of the Registrant, at an exercise price of $45.00 per Right (the "Purchase Price").

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earliest of (i) the close of business on the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of such announcement being the "Stock Acquisition Date"), or (ii) the close of business on the tenth business day (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group holding 15% or more of the outstanding shares of Common Stock. In addition to other limited exceptions, a person who has reported or is required to report ownership of the Registrant on Schedule 13G under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (or any comparable or successor report) or on Schedule 13D under the Exchange Act (or any comparable or successor report) which Schedule 13D does not state any intention to or reserve the right to control or influence the management or policies of the Registrant or engage in any of the actions specified in Item 4 of such Schedule (other than the disposition of the Common Stock) is exempt from the definition of "Acquiring Person" unless and until such person acquires more than 15% (but not more than 20%) of the outstanding Common Stock and, within 10 business days of being requested by the Registrant to advise it regarding the person's acquisition of more than 15% of the outstanding Common Stock, certifies to the Registrant that such person acquired shares of Common Stock in excess of 14.9% inadvertently or without knowledge of the terms of the Rights and who or which, together with all affiliates and associates, does not acquire any additional shares of Common Stock while the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding.

     The definition of Beneficial Owner excludes, among other things, securities granted pursuant to the Registrant's 2001 Stock Option Plan or acquired in respect of options or other securities or interests granted pursuant to the Registrant's 2001 Stock Option Plan.


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     Until the Distribution Date, (i) the Rights will be evidenced by the Common
Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) Common Stock certificates issued after March 22, 1993 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender or transfer of any certificates for shares of Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 22, 2003, unless earlier redeemed by the Registrant as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Shares of Common Stock issued after the Distribution Date will be issued with Rights if such shares are issued pursuant to the exercise of stock options or under an employee benefit plan, or upon the conversion of securities issued after adoption of the Rights Agreement. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

     In the event that any person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Registrant and its stockholders or pursuant to a transaction described in section (i) (ii), or (iii) of the following paragraph), each holder of a Right will thereafter have the right to receive, upon exercise, in lieu of Units, Common Stock (or, in certain circumstances, cash, property or other securities of the Registrant) having a value equal to the Exercise Price of the Right divided by 50% of the current market price (as determined pursuant to the Rights Agreement, as amended) of the Common Stock. The Exercise Price is the Purchase Price multiplied by the number of Units issuable upon exercise of a Right prior to the event described in this paragraph (initially, one). Notwithstanding the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Registrant as set forth below.

     In the event that, at any time following the Stock Acquisition Date, (i) the Registrant is acquired in a merger or other business combination transaction, (ii) any person merges with and into the Registrant and the Registrant shall be the surviving entity and in connection with the merger all or a part of the Registrant's Common Stock shall be changed into or exchanged for other securities, cash or other property, or (iii) 50% or more of the Registrant's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to the Exercise Price of the Right divided by 50% of the current market price (as determined pursuant to the Rights Agreement, as amended) of the common stock of the acquiring company. Such a right will not vest if, among other things, the events described in clauses (i) and (ii) of the preceding sentence follows a tender offer

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or exchange offer approved by the independent directors in the manner described in the preceding paragraph.

     Upon the occurrence of certain events, the Purchase Price payable, and/or the number of Units of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be required to be issued and, in lieu thereof, the Registrant may pay to the registered holders of Rights Certificates an amount equal to the current market value of the Preferred Stock on the last trading date prior to the date of exercise.

     At any time prior to the earlier of (i) the twentieth day following the Stock Acquisition Date or (ii) March 22, 2003, the Registrant may redeem the then outstanding Rights in whole, but not in part, at a price of $.01 per Right, as adjusted (the "Redemption Price") (payable, at the election of the Registrant, in cash, Common Stock or such other consideration as the Board of Directors may determine). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price for each Right held.

     In addition, at any time after any person becomes an Acquiring Person (unless and until an Acquiring Person, together with its affiliates and associates, becomes the beneficial owner of 50% or more of the outstanding Common Stock), at the election of the Board of Directors of the Registrant, the outstanding Rights (other than those beneficially owned by an Acquiring Person or an affiliate or associate of an Acquiring Person) may be exchanged, in whole or in part, for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, as adjusted. Immediately upon the action of the Board of Directors of the Registrant authorizing any such exchange, and without any further action or any notice, the right to exercise the Rights (other than Rights which are not subject to such exchange) will terminate and the Rights will only enable holders to receive the shares issuable upon such exchange.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant with respect to the Right, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Registrant, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Registrant or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Registrant prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to, among other things, cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable or any other time period unless such lengthening is for the purpose of protecting, enhancing, or clarifying the rights of, or


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the benefits to, the holders of Rights (other than any Acquiring Person or its affiliates and associates).

     As of April 18, 2002 there were 7,041,720 shares of Common Stock outstanding. Each share of outstanding Common Stock has one Right attached thereto. Until the Distribution Date, the Registrant will issue one Right with each share of Common Stock that shall become outstanding so that all such shares will have attached Rights.

         The Rights Agreement between the Registrant and the Rights Agent specifying the terms of the Rights and the Registrant's Restated Certificate of Incorporation which includes a description of the Series A Junior Participating Preferred Stock, are incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety to the Rights Agreement and Restated Certificate of Incorporation.

ITEM 2. EXHIBITS.

     The following documents heretofore filed by us with the Securities and Exchange Commission (the "Commission") are hereby incorporated by reference:

Exhibit No.         Description
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3.1            Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Registrant's Annual Report on Form 10-K, filed with the Commission on March 27, 2002 and incorporated herein by reference).

4.1 Rights Agreement, dated as of March 22, 1993, as amended and restated as of May 7, 1999, between the Registrant and The First Chicago Trust Company of New York as Rights Agent (filed as
               Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q, filed with the Commission on May 12, 1999 and incorporated herein by reference).

4.2 Amendment to Rights Agreement, dated as of July 19, 2001, between the Registrant and EquiServe Trust Company, N.A. as successor in interest to The First Chicago Trust Company of New York as Rights Agent (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed with the Commission on August 21, 2001 and incorporated herein by reference).

4.3 Amendment to Rights Agreement, dated as of December 14, 2001, between the Registrant and EquiServe Trust Company, N.A. as successor in interest to The First Chicago Trust Company of New York as Rights Agent (filed as Exhibit 1 to the Registrant's Form 8-A/A, filed with the Commission on January 9, 2002 and incorporated herein by reference).

4.4 (1) Amendment to Rights Agreement, dated as of March 4, 2002, between the Registrant and National City Bank as successor in interest to EquiServe Trust Company, N.A. and The First Chicago Trust Company of New York as Rights Agent.

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(1)      Filed herewith

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                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 1, 2002

                                              ALLTRISTA CORPORATION


                                              By: /s/ Ian G.H. Ashken
                                                  ----------------------------
                                                  Ian G.H. Ashken
                                                  Vice Chairman, Chief Financial
                                                  Officer, and Secretary